Exhibit 99.1.

Filed by NorthWest Indiana Bancorp pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: NorthWest Indiana Bancorp

Commission File No. 000-26128

FOR IMMEDIATE RELEASE	FOR FURTHER INFORMATION
November 2, 2018	CONTACT BENJAMIN BOCHNOWSKI
(219) 853-7575

NORTHWEST INDIANA BANCORP

ANNOUNCES EARNINGS FOR THE NINE AND THREE MONTHS ENDED

SEPTEMBER 30, 2018

Munster, Indiana - NorthWest Indiana Bancorp (the “Bancorp” or “NWIN”), the holding company for Peoples Bank (the “Bank”), reported an earnings decrease of 5.3% for the nine months ended September 30, 2018, compared to the same period in 2017. Net income totaled $6.7 million for the nine months ended September 30, 2018, compared to $7.1 million for the nine months ended September 30, 2017. The nine-month earnings decrease is related to one-time acquisition expenses related to the merger with First Personal Financial Corporation (“First Personal”), which closed during the third quarter of 2018.

The earnings of $6.7 million for the nine months ended September 30, 2018, represent $2.29 earnings per basic and diluted share. For the first nine months of 2018, the return on average assets (ROA) was 0.92% and the return on average equity (ROE) was 9.56%. At September 30, 2018, the Bancorp’s assets totaled $1.1 billion.

For the three months ended September 30, 2018, the Bancorp’s net income totaled $1.6 million, compared to $2.2 million for the three months ended September 30, 2017, a decrease of 27.7%. The three month earnings decrease is related to one-time acquisition expenses related to the merger with First Personal. The net income of $1.6 million for the three months ended September 30, 2018 represents $0.54 earnings per basic and diluted share. For the three months ended September 30, 2018, the ROA was 0.62% and the ROE was 6.70%.

On July 26, 2018, the Bancorp completed its previously announced acquisition of First Personal. During the first nine months of 2018, the Bancorp has recorded one-time acquisition expenses of approximately $1.6 million related to the merger with First Personal.

Excluding the one-time acquisition costs, the Bancorp’s earnings for the nine months ended September 30, 2018 increased by 14.1% resulting in an ROA of 1.11%. Without the one-time acquisition costs, the Bancorp’s earnings for the three months ended September 30, 2018 increased by 12.6% resulting in an ROA of 0.97%. See Table 1 below for a reconciliation of these non-GAAP figures to the Bancorp’s GAAP net income.

“Our strategy has continued to produce strong underlying operational results, and coupled with the current economic environment, has allowed us to make investments in expanding our franchise through acquisitions while maintaining solid profitability. We have seen strong loan demand, which has helped us to maintain our margin to drive profitability,” said Benjamin Bochnowski, president and chief executive officer.

Added Bochnowski, “Integration of the First Personal acquisition took place on schedule during September 2018, and was a complete success for our customers. Peoples Bank added over 6,000 customers with the acquisition, who will now have access to more services, a broader banking center network, and greater credit resources. We continue to realize the value of this acquisition as expected and are excited to be a part of the new communities.”

“Additionally during the 3rd quarter, Peoples Bank announced the acquisition of A.J. Smith Federal Savings (AJS Bancorp, Inc. - AJSB). As we work for an anticipated closing of the acquisition in the first quarter of 2019, we expect the merger to provide additional scale for efficiency. This acquisition will fill in our South Suburban Chicagoland market presence, and will create a great deal of value for the Bank and our customers,” said Bochnowski.

“Planned acquisition expenses for the First Personal merger has had a significant impact on the Bancorp’s 2018 net income. For the first nine months of 2018, approximately $1.6 million in acquisition related expenses has been incurred. Excluding the acquisition related expenses, the Bancorp’s 2018 nine month earnings would have increased by 14.1%,” said Robert Lowry, chief financial officer. See Table 1 below for a reconciliation of these non-GAAP figures to the Bancorp’s GAAP net income.

“During the first nine months of 2018, the Bancorp’s core revenue driver, net interest income, increased by $1.8 million or 7.8%. The increase is a result of higher loan portfolio balances related to both organic growth and loans acquired as a result of the First Personal merger. In addition, with management’s continued operating strategies, increases to noninterest income has outpaced 2017 by $1.1 million or 18.1%,” Lowry continued.

Net Interest Income

Net interest income, the difference between interest income from loans and investments and interest expense paid to fund providers, totaled $24.7 million for the nine months ended September 30, 2018, compared to $22.9 million for the nine months ended September 30, 2017, an increase of $1.8 million or 7.8%. The Bancorp’s net interest margin on a tax-adjusted basis was 3.81% for the nine months ended September 30, 2018, compared to 3.83% for the nine months ended September 30, 2017. For the three months ended September 30, 2018, net interest income totaled $9.0 million, compared to $7.8 million for the three months ended September 30, 2017 for an increase of $1.2 million or 16.0%. The Bancorp’s net interest margin on a tax-adjusted basis was 3.92% for the three months ended September 30, 2018, compared to 3.86% for the three months ended September 30, 2017. The increased net interest income for both periods is a result of an increase in average daily balances for loans.

Noninterest Income

Noninterest income from banking activities totaled $6.9 million for the nine months ended September 30, 2018, compared to $5.8 million for the nine months ended September 30, 2017, an increase of $1.1 million or 18.1%. For the three months ended September 30, 2018, noninterest income from banking activities totaled $2.2 million, compared to $2.1 million for the three months ended September 30, 2017, an increase of $148 thousand or 7.1%. The increase in noninterest income is related to an increase in income from banking services as the Bancorp continued to focus on being competitive within its market place. Current market conditions also provided opportunities to maintain securities cash flows, while recognizing gains from the sales of securities. The increase in gain on sale of loans held for sale is the result of continued efforts on loan growth and normal course of business sales.

Noninterest Expense

Noninterest expense totaled $22.9 million for the nine months ended September 30, 2018, compared to $19.3 million for the nine months ended September 30, 2017, an increase of $3.7 million or 19.1%. For the three months ended September 30, 2018, noninterest expense totaled $9.1 million, compared to $6.9 million for the three months ended September 30, 2017, an increase of $2.1 million or 30.8%. For the nine months ended September 30, 2018, one-time expenses of $1.6 million have been incurred for the planned acquisition of First Personal. In addition to one-time expenses, the acquisition of First Personal will also have an impact on the ongoing operating costs of the Bancorp. For the nine months ended September 30, 2018, the increase in compensation and benefits is the result of a continued focus on talent management and retention, as well as the acquisition of First Personal. The increase in data processing expense is primarily the result of data conversion expenses related to the acquisition of First Personal and accounts for approximately $960 thousand of the increase shown. The remainder of the increase in data processing is due to increased system utilization. The increase in marketing expense is a result of the acquisition of First Personal. The increase in other operating expenses is primarily related to the acquisition of First Personal and accounts for approximately $700 thousand of the increase for the year ended September 30, 2018. The remainder of the increase in other noninterest expense is primarily related to a shared loss of $125 thousand from the operation of the wholly-owned subsidiary NWIN Risk Management, Inc. (a captive insurance subsidiary), as well as generally higher third party costs. The Bancorp’s efficiency ratio was 72.6% for the nine months ended September 30, 2018, compared to 66.9% for the nine months ended September 30, 2017. Excluding the one-time acquisition expense, the efficiency ratio decreased to 67.5% for the nine months ended September 30, 2018. See Table 1 below for a reconciliation of the non-GAAP figure to the Bancorp’s GAAP efficiency ratio. The efficiency ratio is determined by dividing total noninterest expense by the sum of net interest income and total noninterest income for the period.

Lending

The Bancorp’s loan portfolio totaled $742.2 million at September 30, 2018, compared to $620.2 million at December 31, 2017, an increase of $122.0 million or 19.7%. The increase is the result of the acquisition of First Personal as well as organic loan portfolio growth. During the first nine months of 2018, the Bancorp originated $277.3 million in new loans, an increase of 12.7% compared to the nine months ended September 30, 2017. During the nine months ended September 30, 2018, $41.8 million in newly originated fixed rate mortgage loans were sold into the secondary market resulting in gains of $1.0 million. The loan portfolio represents 74.5% of earning assets and is comprised of 60.2% commercial related credits.

Investing

The Bancorp’s securities portfolio totaled $238.1 million at September 30, 2018, compared to $244.5 million at December 31, 2017, a decrease of $6.4 million or 2.6%. The securities portfolio represents 23.9% of earning assets and provides a consistent source of liquidity and earnings to the Bancorp. Cash and cash equivalents totaled $14.0 million at September 30, 2018, compared to $11.0 million at December 31, 2017, an increase of $2.9 million or 26.7%. The increase in cash and cash equivalents will be used to fund third quarter loan originations.

Funding

At September 30, 2018, core deposits totaled $648.8 million, compared to $609.1 million at December 31, 2017, an increase of $39.7 million or 6.5%. The increase is the result of the acquisition of First Personal as well as the Bancorp’s efforts to maintain core deposits. Core deposits include checking, savings, and money market accounts and represented 71.9% of the Bancorp’s total deposits at September 30, 2018. During the first nine months of 2018, balances for interest bearing checking and savings accounts increased. The increase in these core deposits is a result of management’s sales efforts along with customer preferences for competitively priced short-term liquid investments. During the first nine months of 2018, balances for money market accounts decreased as part a cyclical funds flow for municipality customers. At September 30, 2018, balances for certificates of deposit totaled $254.0 million, compared to $183.9 million at December 31, 2017, an increase of $70.1 million or 38.1%. In addition, at September 30, 2018, borrowings and repurchase agreements totaled $60.9 million, compared to $32.2 million at December 31, 2017, an increase of $28.7 million or 89.2%. The increase in short-term borrowings was a result of cyclical municipal deposit balance decreases.

Asset Quality

At September 30, 2018, non-performing loans totaled $6.4 million, compared to $5.2 million at December 31, 2017, an increase of $1.2 million or 22.6%. The Bancorp’s ratio of non-performing loans to total loans was 0.86% at September 30, 2018, compared to 0.84% at December 31, 2017. In addition, the Bancorp’s ratio of non-performing assets to total assets was 1.00% at September 30, 2018 and December 31, 2017.

For the nine months ended September 30, 2018, $950 thousand in provisions to the ALL were required, compared to $722 thousand for the nine months ended September 30, 2017, an increase of $228 thousand or 31.6%. The ALL provision increase is primarily a result of overall loan portfolio growth. For the nine months ended September 30, 2018, charge-offs, net of recoveries, totaled $683 thousand. The net loan charge-offs for the first nine months of 2018 were comprised of $136 thousand in residential real estate, $24 thousand in home equity loans, $24 thousand in consumer loans, $404 thousand in commercial business loans, and $95 thousand in commercial real estate. At September 30, 2018, the allowance for loan losses totaled $7.7 million and is considered adequate by management. The allowance for loan losses as a percentage of total loans was 1.04% at September 30, 2018, compared to 1.21% at December 31, 2017. The allowance for loan losses as a percentage of non-performing loans, or coverage ratio, was 121.1% at September 30, 2018, compared to 143.3% at December 31, 2017.

Capital Adequacy

At September 30, 2018, shareholders’ equity stood at $96.5 million, and tangible capital represented 9.0% of total assets. The Bancorp’s regulatory capital ratios at September 30, 2018 were 12.2% for total capital to risk-weighted assets, 11.3% for both common equity tier 1 capital to risk-weighted assets and tier 1 capital to risk-weighted assets, and 8.6% for tier 1 leverage capital to adjusted average assets. Under all regulatory capital requirements, the Bancorp is considered well capitalized. The book value of the Bancorp’s stock stood at $31.85 per share at September 30, 2018.

About NorthWest Indiana Bancorp

NorthWest Indiana Bancorp is a locally managed and independent financial holding company headquartered in Munster, Indiana, whose activities are primarily limited to holding the stock of Peoples Bank. Peoples Bank provides a wide range of personal, business, electronic and wealth management financial services from its 19 locations in Lake and Porter Counties in Northwest Indiana and South Suburban Chicagoland. NorthWest Indiana Bancorp’s common stock is quoted on the OTC Pink Marketplace and the OTC Bulletin Board under the symbol NWIN. The website ibankpeoples.com provides information on Peoples Bank’s products and services, and NorthWest Indiana Bancorp’s investor relations.

Forward Looking Statements

This press release may contain forward-looking statements regarding the financial performance, business prospects, growth and operating strategies of NWIN and AJSB. For these statements, each of NWIN and AJSB claims the protections of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Statements in this communication should be considered in conjunction with the other information available about NWIN and AJSB, including the information in the filings NWIN makes with the SEC. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Forward-looking statements are typically identified by using words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance.

Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by AJSB’s stockholders; delays in closing the merger; difficulties and delays in integrating NWIN’s and AJSB’s businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of NWIN’s and AJSB’s products and services; customer borrowing, repayment, investment, and deposit practices; customer disintermediation; the introduction, withdrawal, success, and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions, and divestitures; economic conditions; and the impact, extent, and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Important Additional Information for Shareholders and Where to Find It

In connection with the proposed merger with AJSB, NWIN has filed with the SEC a Registration Statement on Form S-4, which was declared effective on October 25, 2018, that includes a Proxy Statement of AJSB and a Prospectus of NWIN (the “Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

The Proxy Statement/Prospectus and other relevant materials, and any other documents NWIN has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain copies of the documents NWIN has filed with the SEC, free of charge, from NWIN at www.ibankpeoples.com under the tab “Investor Relations – SEC Filings.” Alternatively, these documents can be obtained free of charge from NWIN upon written request to NorthWest Indiana Bancorp, Attn: Shareholder Services, 9204 Columbia Avenue, Munster, Indiana 46321, or by calling (219) 853-7080, and from AJSB upon written request to AJS Bancorp, Inc., Attn: Jerry A. Weberling, Chief Executive Officer, President and Chief Financial Officer, 14757 S. Cicero Avenue, Midlothian, Illinois 60445, or by calling (708) 687-7400. The information available through NWIN’s website is not and shall not be deemed part of this press release or incorporated by reference into other filings NWIN makes with the SEC.

NWIN and AJSB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AJSB in connection with the proposed merger. Information about the directors and executive officers of NWIN is set forth in NWIN’s Annual Report on Form 10-K filed with the SEC on February 20, 2018, and in the proxy statement for NWIN’s 2018 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2018. Additional information regarding the interests of these participants and any other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Disclosure Regarding Non-GAAP Measures

This report refers to certain financial measures that are identified as non-GAAP. The Bancorp believes that the non-GAAP measures are helpful to investors because it assists in identifying one-time acquisition related noninterest expense and the impact on the performance ratios of return on average assets, return on average equity, and the efficiency ratio. This supplemental information should not be considered in isolation or as a substitute for the related GAAP measures. See the attached Table 1 at the end of this press release for a reconciliation of the non-GAAP earnings measures identified herein and their most comparable GAAP measures.

NorthWest Indiana Bancorp

Quarterly Financial Report

Key Ratios	(Unaudited)		(Unaudited)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Return on equity	6.70%	9.82%	9.56%	10.54%
Return on assets	0.62%	0.98%	0.92%	1.04%
Basic earnings per share	$0.54	$0.78	$2.29	$2.47
Diluted earnings per share	$0.54	$0.78	$2.29	$2.47
Yield on loans	4.75%	4.50%	4.60%	4.42
Yield on security investments	2.83%	2.57%	2.79%	2.63
Total yield on earning assets	4.26%	3.94%	4.11%	3.89%
Cost of deposits	0.46%	0.27%	0.41%	0.26%
Cost of repurchase agreements	1.49%	0.93%	1.34%	0.80%
Cost of borrowed funds	2.63%	1.46%	2.26%	1.43%
Total cost of funds	0.56%	0.32%	0.51%	0.30%
Net interest margin - tax equivalent	3.91%	3.82%	3.81%	3.79%
Noninterest income / average assets	0.85%	0.91%	0.94%	0.86%
Noninterest expense / average assets	3.48%	3.03%	3.14%	2.83%
Net noninterest margin / average assets	-2.62%	-2.12%	-2.20%	-1.97%
Efficiency ratio	80.59%	70.33%	72.56%	66.93%
Effective tax rate	13.10%	18.46%	13.27%	19.51%
Dividend declared per common share	$0.30	$0.29	$0.89	$0.87

	(Unaudited)
	September 30,	December 31,
	2018	2017
Net worth / total assets	8.99%	9.93%
Book value per share	$31.85	$32.14
Non-performing assets to total assets	1.00%	1.00%
Non-performing loans to total loans	0.86%	0.84%
Allowance for loan losses to non-performing loans	121.10%	143.26%
Allowance for loan losses to loans outstanding	1.04%	1.21%
Foreclosed real estate to total assets	0.20%	0.18%

Consolidated Statements of Income	(Unaudited)		(Unaudited)
(Dollars in thousands)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Interest income:
Loans	$8,552	$6,828	$22,803	$19,931
Securities & short-term investments	1,783	1,603	5,261	4,850
Total interest income	10,335	8,431	28,064	24,781
Interest expense:
Deposits	1,018	518	2,531	1,475
Borrowings	301	141	806	361
Total interest expense	1,319	659	3,337	1,836
Net interest income	9,016	7,772	24,727	22,945
Provision for loan losses	312	165	950	722
Net interest income after provision for loan losses	8,704	7,607	23,777	22,223
Noninterest income:
Fees and service charges	991	843	2,830	2,404
Wealth management operations	414	459	1,253	1,267
Gain on sale of loans held-for-sale, net	451	412	1,021	883
Gain on sale of securities, net	151	213	1,155	758
Increase in cash value of bank owned life insurance	130	119	358	349
Gain on sale of foreclosed real estate, net	54	2	154	95
Other	32	27	104	64
Total noninterest income	2,223	2,075	6,875	5,820
Noninterest expense:
Compensation and benefits	4,669	4,094	12,045	10,847
Occupancy and equipment	829	845	2,524	2,542
Data processing	1,012	364	2,076	1,092
Federal deposit insurance premiums	91	84	250	242
Marketing	223	135	523	469
Other	2,233	1,403	5,512	4,061
Total noninterest expense	9,057	6,925	22,930	19,253
Income before income taxes	1,870	2,757	7,722	8,790
Income tax expenses	245	509	1,025	1,715
Net income	$1,625	$2,248	$6,697	$7,075

NorthWest Indiana Bancorp

Quarterly Financial Report

Balance Sheet Data
(Dollars in thousands)	(Unaudited)
	September 30,	December 31,	Change	Mix
	2018	2017	%	%
Total assets	$1,073,074	$927,259	15.7%	n/a
Cash & cash equivalents	13,964	11,025	26.7%	n/a
Certificates of deposit in other financial institutions	3,754	1,676	124.0%	n/a
Securities - available for sale	238,071	244,490	-2.6%	n/a

Loans receivable:
Residential real estate	$220,862	$172,141	28.3%	29.8%
Home equity	43,234	36,769	17.6%	5.8%
Commercial real estate	243,304	211,090	15.3%	32.8%
Construction and land development	54,755	50,746	7.9%	7.4%
Multifamily	45,752	43,368	5.5%	6.2%
Farmland	242	-	100.0%	0.0%
Consumer	5,633	461	1121.9%	0.8%
Commercial business	102,687	76,851	33.6%	13.8%
Government	25,763	28,785	-10.5%	3.4%
Total loans	$742,232	$620,211	19.7%	100.0%

Deposits:
Core deposits:
Noninterest bearing checking	$134,449	$120,556	11.5%	14.9%
Interest bearing checking	204,727	188,467	8.6%	22.7%
Savings	161,357	129,702	24.4%	17.9%
Money market	148,227	170,359	-13.0%	16.4%
Total core deposits	648,760	609,084	6.5%	71.9%
Certificates of deposit	253,996	183,920	38.1%	28.1%
Total deposits	$902,756	$793,004	13.8%	100.0%

Borrowings and repurchase agreements	$60,899	$32,181	89.2%
Stockholder's equity	96,487	92,060	4.8%

Asset Quality	(Unaudited)
(Dollars in thousands)	September 30,	December 31,	Change
	2018	2017	%
Nonaccruing loans	$5,471	$4,996	9.5%
Accruing loans delinquent more than 90 days	935	227	311.9%
Securities in non-accrual	2,199	2,299	-4.3%
Foreclosed real estate	2,125	1,699	25.1%
Total nonperforming assets	$10,730	$9,221	16.4%

Allowance for loan losses (ALL):
ALL specific allowances for impaired loans	$376	$704	-46.6%
ALL general allowances for loan portfolio	7,373	6,778	8.8%
Total ALL	$7,749	$7,482	3.6%

Troubled Debt Restructurings:
Nonaccruing troubled debt restructurings, non-compliant (1) (2)	$-	$-	0.0%
Nonaccruing troubled debt restructurings, compliant (2)	128	-	100.0%
Accruing troubled debt restructurings	1,928	535	260.4%
Total troubled debt restructurings	$2,056	$535	284.3%
(1) "non-compliant" refers to not being within the guidelines of the restructuring agreement
(2) included in nonaccruing loan balances presented above

	(Unaudited)
	At September 30,
	2018	Required
	Actual Ratio	To Be Well Capitalized

Capital Adequacy Bancorp
Common equity tier 1 capital to risk-weighted assets	11.3%	N/A
Tier 1 capital to risk-weighted assets	11.3%	N/A
Total capital to risk-weighted assets	12.2%	N/A
Tier 1 capital to adjusted average assets	8.6%	N/A

Capital Adequacy Bank
Common equity tier 1 capital to risk-weighted assets	10.9%	6.5%
Tier 1 capital to risk-weighted assets	10.9%	8.0%
Total capital to risk-weighted assets	11.9%	10.0%
Tier 1 capital to adjusted average assets	8.4%	5.0%

Table 1 - Reconciliation of the Non-GAAP Earnings and Performance Ratios

	(Unaudited)
	September 30, 2018
	Thee Months	Nine Months
	Ended	Ended

GAAP net Income	$1,625	$6,697
GAAP income tax expense	245	1,025
GAAP income before income taxes	1,870	7,722
One-time acquisition costs	1,042	1,587
Pro forma income before income taxes	2,912	9,309
Pro forma income taxes	382	1,236
Pro forma net income	$2,530	$8,073
Pro forma net income change	12.6%	14.1%

($ in thousands)	(Unaudited)
For the three months ended, September 30, 2018	GAAP	One-time acquisition costs - tax effected	Non-GAAP
Net income	$1,625	$905	$2,530
Average assets	$1,042,291		$1,042,291
ROA	0.62%		0.97%

($ in thousands)	(Unaudited)
For the nine months ended, September 30, 2018	GAAP	One-time acquisition costs - tax effected	Non-GAAP
Net income	$6,697	$1,376	$8,073
Average assets	$972,563		$972,563
ROA	0.92%		1.11%

($ in thousands)	(Unaudited)
For the three months ended, September 30, 2018	GAAP	One-time acquisition costs - tax effected	Non-GAAP
Net income	$1,625	$905	$2,530
Average equity	$97,021		$97,021
ROE	6.70%		10.43%

($ in thousands)	(Unaudited)
For the nine months ended, September 30, 2018	GAAP	One-time acquisition costs - tax effected	Non-GAAP
Net income	$6,697	$1,376	$8,073
Average equity	$93,408		$93,408
ROE	9.56%		11.52%

($ in thousands)	(Unaudited)
For the three months ended, September 30, 2018	GAAP	One-time acquisition costs - tax effected	Non-GAAP
Noninterest expense	9,057	(1,042)	8,015
Interest income	10,335		10,335
Interest expense	1,319		1,319
Noninterest income	2,223		2,223
Efficiency ratio	80.59%		71.31%

($ in thousands)	(Unaudited)
For the nine months ended, September 30, 2018	GAAP	One-time acquisition costs - tax effected	Non-GAAP
Noninterest expense	22,930	(1,587)	21,343
Interest income	28,064		28,064
Interest expense	3,337		3,337
Noninterest income	6,875		6,875
Efficiency ratio	72.56%		67.54%